UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Completion of Sale of Advertising Business

AirMedia Group Inc. (the “Company”) announced that it had completed the sale of 75% equity interest of its advertising business for RMB2.1 billion in cash in accordance with the terms of the definitive equity interest transfer agreement previously disclosed in a press release dated June 15, 2015 (the “Definitive Agreement”). After the completion of this sale, the Company currently holds 25% equity interest in AirMedia Group Co., Ltd. (“AM Advertising”), the holding company of the advertising business that was sold (the “Target Business”), and has ceased to consolidate the results of AM Advertising. Pursuant to the Definitive Agreement, the buyer may require the Company to repurchase the equity interest of AM Advertising in the event the audited net profit in relation to the Target Business in 2015 is less than RMB150 million. In addition, the Definitive Agreement’s earnout provisions will continue to apply until all profit targets are achieved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: March 8, 2016